Karen Steadman

Karen Steadman began her career in the technology industry in Toronto, Canada before moving to the UK in 1999 and then to Silicon Valley in California in 2005. She was an investor and founding member of Ultimate Xperience Ventures, LLC in 2013 as has served as Manager and Secretary of the American Ultimate Disc league since January 2013. Karen has promoted the AUDL and the sport of ultimate to new communities to attract new audiences since the company's inception.

Karen is an active philanthropist, supporting the activities of Boys Hope Girls Hope of St Louis MO and Santa Clara University and several non-profits that focus on education for underserved communities and a proponent of animal rights.